RECEIVED
2005 DEC 12 P 5:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ark Therapeutics

Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

7 December 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

05013230

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
DEC 14 2005
THOMSON
FINANCIAL

N.P.L. Plummer.

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

dlw 12/13

London Kuopio

ARK THERAPEUTICS GROUP PLC

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE NOVEMBER 1, 2005**
1.1	Form 363s Annual return dated November 2, 2005
1.2	Form 88(2) - Return of Allotment of Shares dated November 17, 2005
1.3	Form 88(2) - Return of Allotment of Shares dated November 17, 2005
1.4	Form 88(2) - Return of Allotment of Shares dated November 18, 2005
1.5	Form 88(2) - Return of Allotment of Shares dated December 6, 2005
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE NOVEMBER 1, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated, November 3, 2005 regarding Grant for New Facility
2.1.2	Announcement dated, December 5, 2005 regarding Blocklisting Interim Review
2.1.3	Announcement dated, December 5, 2005 regarding Blocklisting Interim Review
3.	**PRESS RELEASES SINCE NOVEMBER 1, 2005**
3.1	Press release dated November 3, 2005 regarding Grant for New Facility (see 2.1.1 above)

Companies House
— for the record —

Company Name
ARK THERAPEUTICS GROUP PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
4313987
Information extracted from Companies House records on
8th October 2005

Section 1: Company details

Ref: 4313987/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	79 New Cavendish Street London W1W 6XB	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7310 R & D on nat sciences & engineering	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Nicholas Roger Clive PLUMMER** **Address** **79 New Cavendish Street** **London** **W1W 6XB**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Nicholas Roger Clive PLUMMER ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Dr Bruce CARTER** **Address** **79 New Cavendish Street** **London** **W1W 6XB** **Date of birth** **14/06/1943** **Nationality** **American British** **Occupation** **Ceo**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Dr Bruce CARTER ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Peter Stephen KEEN **Address** 79 New Cavendish Street London W1W 6XB **Date of birth** 27/08/1957 **Nationality** British **Occupation** Chartered Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ____ Occupation ____ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Peter Stephen KEEN ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Richard PARKER **Address** 79 New Cavendish Street London W1W 6XB **Date of birth** 02/08/1953 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ____ Occupation ____ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Nigel Richard PARKER ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Wolfgang PLISCHKE** This is a service address for the beneficiary of a Confidentiality Order. **Address** **79 New Cavendish Street** **London** **W1W 6XB** **Date of birth** **15/09/1951** **Nationality** **German** **Occupation** **Company Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Wolfgang PLISCHKE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **David Norman PRINCE** This is a service address for the beneficiary of a Confidentiality Order. **Address** **79 New Cavendish Street** **London** **W1W 6XB** **Date of birth** **24/06/1951** **Nationality** **British** **Occupation** **Consultant**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date David Norman PRINCE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Mark Henry RICHMOND** This is a service address for the beneficiary of a Confidentiality Order. **Address** **79 New Cavendish Street** **London** **W1W 6XB** **Date of birth** **01/02/1931** **Nationality** **British** **Occupation** **Company Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣/␣␣/␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣/␣␣/␣␣␣␣ Date Mark Henry RICHMOND ceased to be director (if applicable) ␣␣/␣␣/␣␣␣␣
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Dennis Michael John TURNER** This is a service address for the beneficiary of a Confidentiality Order. **Address** **79 New Cavendish Street** **London** **W1W 6XB** **Date of birth** **04/10/1942** **Nationality** **Canadian** **Occupation** **Company Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣/␣␣/␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣/␣␣/␣␣␣␣ Date Dennis Michael John TURNER ceased to be director (if applicable) ␣␣/␣␣/␣␣␣␣

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Martyn Douglas WILLIAMS** **Address** **79 New Cavendish Street** **London** **W1W 6XB** **Date of birth** **05/05/1951** **Nationality** **British** **Occupation** **Company Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Martyn Douglas WILLIAMS ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Professor Seppo YLA HERTTUALA** This is a service address for the beneficiary of a Confidentiality Order. **Address** **79 New Cavendish Street** **London** **W1W 6XB** **Date of birth** **05/01/1957** **Nationality** **Finnish** **Occupation** **Professor**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Professor Seppo YLA HERTTUALA ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	127,387,960	£1,273,879-60

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued
127,387,960

Aggregate Nominal Value of issued shares
£1,273,879-60.

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 31/10/2004

> REMEMBER:
__Changes__ to shareholder particulars or details of shares transferred to be __completed each year__
A full list of shareholders is required with the first and every third Annual Return thereafter
List shareholders in alphabetical order or provide an index
List joint shareholders consecutively

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name ____ Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴⌴⌴⌴			
Name ____ Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴⌴⌴⌴			
Name ____ Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴⌴⌴⌴			
Name ____ Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴⌴⌴⌴			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature N.J.C. Plummer (~~Director~~ / Secretary)

Date 02 / 11 / 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***31/10/2005***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st October 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name

Telephone number *inc code*

Nick Plummer
Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

able

Tel: 0207 388 7722

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	60p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 13,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed N.R.C. Plummer. Date 17/11/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	*Day Month Year*
	11 11 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	60p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 25,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N. P. Plummer Date 17/11/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2750		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 2,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N.R.C. Plummer Date 18/11/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	33099		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 33,099
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N J C Plummer **Date** 06/12/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Grant for New Facility
Released	07:00 03-Nov-05
Number	5692T

Ark Therapeutics receives €2.19 million grant for new manufacturing facility in Finland

Largest ever grant awarded to biotechnology company by TE-Centre

London, UK, 3 November 2005: Ark Therapeutics Group plc ("Ark") announces today that it has been awarded a grant of €2.19 million to support the Company's investment in a new GMP manufacturing facility (MT4) in Kuopio, Finland. The grant is from The Employment and Economic Development Centre of Finland ("TE-Centre") and is believed to be the largest awarded to the Biotech-Pharma Industry by the TE-Centre since its foundation in 2000.

Ark currently has a unique cGMP facility in Kuopio which is currently being prepared for commercial-scale manufacture of Cerepro™ (gene-based medicine for treatment of brain cancer). The new MT4 facility will significantly increase Ark's manufacturing capacity and scope in the gene-based medicines where the Company is one of the world's leaders. The expanded capabilities will allow Ark to produce commercial-scale cGMP medicines for Cerepro™ and its other lead gene-based medicine Trinam® (haemodialysis access graft surgery), and also to manufacture trials supplies for its earlier pipeline opportunities as they move from preclinical into Phase I human trials in compliance with the new 2005 European pharmaceutical legislation.

Work on MT4 has already commenced and the Company expects it to be operational for validation to commence towards the end of 2007. The TE-Centre has a successful track record in promoting the development of key sectors in Finland, working with the European Union, which will contribute 50% of the grant awarded to Ark from the European Regional Development Fund.

Dr Nigel Parker, Chief Executive Officer of Ark, commented: "We have a very constructive relationship with the national authorities in Finland who fully understand our commitment to the sector and to developing this unique expertise in Finland. We are very pleased to have been awarded this significant grant."

For further information:

Ark Therapeutics Group plc Dr Nigel Parker, CEO Martyn Williams, CFO	Tel: + 44 (0)20 7388 7722
Financial Dynamics David Yates Davina Langdale	Tel: +44 (0)20 7831 3113

Notes to Editors

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

TE-Centre

In Finland, the Ministry of Trade and Industry, the Ministry of Agriculture and Forestry and the Ministry of Labour have combined their regional forces in The Employment and Economic Development Centres (TE-Centre). Fifteen centres across Finland provide a comprehensive range of advisory and development services for businesses, entrepreneurs and private individuals. The three main tasks of the TE-Centre are to 1) support and advise small and medium-sized enterprises at the various stages of their life cycles, 2) promote technological development in enterprises and assist in matters associated with export activities and internationalisation and 3) implement regional labour policies.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

Close

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Blocklisting Interim Review
Released	09:00 05-Dec-05
Number	0871V

RNS Number:0871V
Ark Therapeutics Group PLC
05 December 2005

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: ARK THERAPEUTICS GROUP PLC

2. NAME OF SCHEME: ARK THERAPEUTICS GROUP UNAPPROVED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 9/6/2005 TO: 2/12/2005

4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD: 1,500,000 ORDINARY SHARES OF 1 PENCE EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD: 592,599

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD: 907,401

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   126,220,994 ORDINARY SHARES ADMITTED TO LISTING ON 8/3/2004

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.

127,461,809

CONTACT FOR QUERIES

NAME: NICK PLUMMER
TELEPHONE: 0207 388 7722

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Blocklisting Interim Review
Released	09:00 05-Dec-05
Number	0868V

RNS Number:0868V
Ark Therapeutics Group PLC
05 December 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Ark Therapeutics Group plc

2. Name of scheme

   Ark Therapeutics Group Enterprise Management Incentive Share Option Plan

3. Period of return

   From 9/6/2005 to 2/12/2005

4. Number and class of shares (a) amount of stock/debt security) not issued under scheme

   500,000 ordinary shares of 1 pence each

5. Number of shares Issued/allotted under scheme during period

   222,984

6. Balance under scheme not yet issued/allotted at end of period

   277,016

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   126,220,994 ordinary shares admitted to listing on 8/3/2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

127,461,809

Contact for queries: Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Telephone: 0207 388 7722

Person making return:

Name: Nick Plummer

Position: Company Secretary

Signature:

END

Close